UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ACIES CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

004507109
(CUSIP Number)

Steven Wolberg
3363 N.E. 163rd Street, Suite 705,
North Miami Beach, Florida 33160
Telephone: (786) 923-0523
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Steven Wolberg

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
N/A

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power

4,000,000 shares of common stock; and the Reporting Person also holds vested options to purchase 30,333,334 shares of the Company’s common stock as of the date of this filing (and 666,666 unvested options).

Number of
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each	-0-
Reporting
Person With	| 9 | Sole Dispositive Power

4,000,000 shares of common stock; and the Reporting Person also holds vested options to purchase 30,333,334 shares of the Company’s common stock as of the date of this filing (and 666,666 unvested options).

| 10 | Shared Dispositive Power
-0-

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person

4,000,000 shares of common stock; and the Reporting Person also holds vested options to purchase 30,333,334 shares of the Company’s common stock as of the date of this filing (and 666,666 unvested options).

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11)

22.6% of the Company’s outstanding common stock (assuming the exercise of the Options which have vested to Mr. Wolberg); and 12.3% of the Company’s outstanding voting stock (including the voting rights associated with the Series A Preferred Stock, which are not held by Mr. Wolberg, but which vote 51% of the vote on all shareholder matters, and assuming the exercise of the Options held by and vested to Mr. Wolberg).

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Acies Corporation (the “Company”).  The principal executive offices of the Company are located at 3363 N.E. 163rd Street, Suite 705, North Miami Beach, Florida 33160.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Steven Wolberg.  Mr. Wolberg’s business address is 3363 N.E. 163rd Street, Suite 705, North Miami Beach, Florida 33160.  Mr. Wolberg is the Director and Chief Strategy Officer of the Company.

(d)-(e)  During the last five years, Mr. Wolberg: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Wolberg is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

In November 2009, the Company ratified the terms and conditions of a three-month consulting agreement between the Company and Steven Wolberg, a former consultant and current Director of the Company (the “Consulting Agreement”).  Pursuant to the terms of the Consulting Agreement, Mr. Wolberg agreed to perform legal, consulting and other services for the Company for a period of three months (from July 1, 2009 to September 30, 2009), in consideration for 4,000,000 restricted shares of the Company’s common stock.

On November 12, 2009, the Board of Directors of the Company agreed to grant non-qualified options pursuant to the Company’s 2009 Stock Incentive Plan (the “Plan”) to purchase 1,000,000 shares of the Company’s common stock, to each of the three members of the Board of Directors, Oleg Firer, Theodore Ferrara and Steven Wolberg (the “Options”) in consideration for services rendered to the Company and to be rendered to the Company as Directors of the Company.  The Options have an exercise price of $0.01 per share; and are exercisable for five (5) years.  Options held by each Director to purchase 333,334 shares vest immediately upon the date of the grant (the “Grant Date”); Options to purchase 333,333 shares vest on the first anniversary of the Grant Date; and Options to purchase 333,333 shares vest on the second anniversary of the Grant Date, subject to such Directors continued service to the Board of Directors.  The vesting and expiration of the Options are also subject to the terms and conditions of the Plan and the Option Agreements which evidence such grants.

On or around February 18, 2010, the Board of Directors of the Company appointed Steven Wolberg as the Chief Strategy Officer of the Company. In connection with and in consideration for such appointment, as well as previous services rendered to the Company, the Company granted Mr. Wolberg stock options to purchase an aggregate of 30,000,000 shares of the Company’s common stock at an exercise price of $0.01 per share (the “Wolberg Options”).

Item 4. Purpose of Transaction

Mr. Wolberg acquired the securities for investment purposes.  In the future, depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Wolberg may purchase additional securities of the Company or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

Mr. Wolberg does not currently have any plans or proposals which relate to or would result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Wolberg does not have any plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (j), above.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Wolberg beneficially owns an aggregate of 4,000,000 shares of common stock; and stock options to purchase 31,000,000 shares of the Company’s common stock (in aggregate representing 22.6% of the Company’s outstanding common stock), of which 30,333,334 have vested to Mr. Wolberg to date.

(b)
Mr. Wolberg has the sole power to vote or to direct the vote of and sole power to dispose or direct the disposition of 4,000,000 shares of common stock.  Mr. Wolberg has the sole power to dispose or direct the disposition of stock options to purchase 31,000,000 shares of the Company’s common stock.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Wolberg.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2010

By: /s/ Steven Wolberg
Steven Wolberg